ADAMS AND REESE LLP

December 29, 2017
Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Cumberland Pharmaceuticals Inc.
Registration Statement on Form S-3
Filed November 7, 2017
File No. 333-221402

Dear Ms. Hayes:
On behalf of Cumberland Pharmaceuticals Inc. ("Cumberland" or the "Company"), we are responding to comments of the Securities and Exchange Commission (the "Staff') set forth in the letter from the Staff dated November 17, 2017 (the "November 17, 2017 Letter"), with respect to the above-referenced Registration Statement on Form S-3 (the "S-3") and the comments of the Staff received telephonically on December 20, 2017 (the “Telephonic Comments”), with respect to the above-referenced Amendment No. 1 to Form S-3 (the “Amendment”).

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in your letter. Cumberland’s response follows each applicable comment or request.
Amendment No. 1 to Form S-3 Filed December 18, 2017

5.    Please tell us whether this sales method satisfies the "at the market offering" definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an "at the market offering" as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

Response: We believe that the sales method to be utilized satisfies the “at the market offering” definition under Rule 415.  If any material information with respect to a particular offering has been omitted the company confirms that it will file an additional prospectus supplement at the time of any such sales.
We would welcome the opportunity to discuss any questions you may have with the Commission staff. I can be reached, at your convenience, at (601) 292-0745.

Sincerely,

ADAMS AND REESE, LLP

/s/ Phillip Buffington, Jr.
Phillip Buffington, Jr.

cc:	Mr. A.J. Kazimi
Chief Executive Officer
Cumberland Pharmaceuticals, Inc.
Mr. Michael Bonner
Chief Financial Officer
Cumberland Pharmaceuticals, Inc.